Exhibit 99.1

Volvo Report on Operations 2005

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 3, 2006--Volvo:

        -- Net sales for the full year 2005 increased by 14% to SEK 231,191 M (202,171)

    Net sales in the fourth quarter 2005 increased by 15% to SEK 65,287 M (56,977)

        -- For 2005, income for the period increased by 32% to SEK 13,106 M (9,907)

    In the fourth quarter, income for the period declined by 15% to SEK 2,994 M (3,504), impacted by a capital gain from the divestiture of Celero (+430) and a write-down of the holding in Blue Bird (-550)

        -- Income per share for the full year 2005 rose by 37% to SEK 32.21 (23.58)

    Income per share for the fourth quarter declined by 13% to SEK 7.37 (8.45)

        -- The Group's operating margin for the full year 2005 amounted to 7.9% (7.3)

    In the fourth quarter, operating margin decreased to 6.5% (8.2), due among other factors to extensive product launches and realignment of production

        -- Full year operating cash flow, excluding Financial Services, amounted to SEK 6.8 billion (11.4) after transfers to pension plans of SEK 4.4 billion (1.1)

    Fourth quarter operating cash flow, excluding Financial Services, amounted to SEK 5.8 billion (9.2) after transfers to pension plans of SEK 0.8 billion (0)

        -- The Board of Directors proposes the Annual General Meeting an ordinary dividend of SEK 16.75 per share (12.50)

	Fourth Quarter		Year
	2005	2004	2005	2004

Net sales,SEK M	65,287	56,977	231,191	202,171
Operating income, SEK M 1)	4,261	4,697	18,151	13,859
Revaluation of shares	-	-	-	820
Operating income, SEK M	4,261	4,697	18,151	14,679
Income after financial items, SEK M	4,143	4,604	18,014	13,036
Income for the period, SEK M	2,994	3,504	13,106	9,907
Income per share, SEK 1)	7.37	8.45	32.21	21.62
Income per share, SEK	7.37	8.45	32.21	23.58
Return on shareholders' equity, %			17.8	13.9

    1) Excluding revaluation of shares in Scania AB and Henlys Group Plc in 2004.

    As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. Figures for the corresponding periods in the preceding year have been restated according to IFRS. In the comments on earnings on pages 1-21, Volvo Financial Services is reported in accordance with the equity method. Reporting in accordance with IAS 1 begins on page 22.

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